TRANSFER AGENCY AND SUB-TRANSFER AGENCY EXPENSE LIMITATION AND
REIMBURSEMENT AGREEMENT

October 21, 2025

WVB All Markets Fund

280 Congress Street

Boston, Massachusetts 02210

Dear Ladies and Gentlemen:

Wellington Management Company LLP (the “Adviser”), as investment adviser to the WVB All Markets Fund (the “Fund”), agrees on a monthly basis to pay or otherwise bear the Fund’s “Transfer Agency Expenses” and “Sub-Transfer Agency Expenses,” each as defined below, in respect of each class of the Fund (each, a “Class”), to the extent that such expenses, on an annualized basis, exceed 0.25% of the average daily net assets of such Class. This agreement (“Agreement”) shall commence on the date the Fund commences operations and shall continue in effect for a period of one year or until December 31, 2026, whichever is longer. Thereafter, this Agreement may be annually renewed with the written agreement of the Adviser and the Fund. The Board of Trustees of the Fund may terminate this Agreement at any time upon notice to the Adviser, and this Agreement shall automatically terminate upon the termination of the Investment Management Agreement between the Adviser and the Fund.

For purposes of this Agreement, “Transfer Agency Expenses” in respect of a Class means fees and expenses for services provided to such Class pursuant to the Fund’s Transfer Agency and Service Agreement with State Street Bank and Trust Company. For purposes of this Agreement, the Fund’s “Sub-Transfer Agency Expenses” in respect of a Class means expenses and fees paid to agents and intermediaries for sub-transfer agency, sub-accounting and other administrative services in respect of such particular Class, held through omnibus and networked, record Shareholder accounts, as determined in the Adviser’s sole discretion. For purposes of this Agreement “Sub-Transfer Agency Expenses” shall not include amounts included within the Fund’s “Shareholder Servicing Fee” or “Distribution Fee,” each as defined in the Fund’s prospectus. Amounts reimbursed by the Adviser to the Fund pursuant to this Agreement, if any, shall not be subject to reimbursement to the Adviser.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by the Adviser, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

Very truly yours,

Wellington Management Company LLP

By	/s/ Desmond Havlicek
Name	Desmond Havlicek
Title	Senior Managing Director

WVB All Markets Fund

By	/s/ Carm A. Taglione
Name	Carm A. Taglione
Title	President & Principal Executive Officer

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